Mail Stop 4561

October 4, 2006

Lori A. Jones, CEO
Analytical Surveys, Inc.
9725 Datapoint Drive, Suite 300B
San Antonio TX 78229

Re: **Analytical Surveys, Inc.**
        Amendment No. 1 to Registration Statement on Form S-3
        Filed October 2, 2006
        File No. 333-136078

Dear Ms. Jones:

        We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Private Placement, page 3

1.   We note your response to prior comment 6 that the company believes the disclosure requested by the staff is no longer relevant. However, it appears that the shares being registered are related to the transaction in which the investors acquired the notes. As a result, please revise your disclosure to discuss and quantify any discounts, fees, or expenses associated with the notes, other than the accelerated pay-off amounts.

2.   We note your disclosure that as of the date of this prospectus, if the notes remain outstanding on October 19, 2006, the amount you must pay on that date will be $2,014,575. Please expand your disclosure to identify the source of funds you will use to repay the notes and accrued interest. In addition, please discuss the consequences of any non-payment of the notes.

Part II

Item 17. Undertakings

3.   Please revise to include the undertaking required by Item 512(g)(2) of Regulation S-B.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: David F. Taylor, Esq. (*via facsimile*)
       Locke Liddell & Sapp LLP